JOSEPH WALSH 212.704.6030 telephone 212.704.5919 facsimile joseph.walsh@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 212.704.6000 telephone troutmansanders.com
May 28, 2010
FEDERAL EXPRESS AND EDGAR
Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	SQN Alternative Investment Fund III, L.P.
Registration Statement on Form S-1
File Number 333-166195
Dear Ms. Long:
     On behalf of SQN Alternative Investment Fund III, L.P., a Delaware limited partnership (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 17, 2010, with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on April 20, 2010 (the “Form S-1”).
     Courtesy copies of this letter and clean and marked versions of Amendment No. 1 to the Form S-1 (the “Form S-1/A”) have been sent to the Commission’s examiners via courier. The marked copy of the Form S-1/A indicates the changes from the Form S-1 as previously filed with the Commission.
     All responses provided herein are based solely on information provided by the Company.
     For your convenience, we have reprinted the Commission’s written comment below prior to the Company’s response.
General
1.	Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns
ATLANTA          CHICAGO          HONG KONG          LONDON          NEW YORK          NEWARK          NORFOLK            ORANGE COUNTY          PORTLAND
          RALEIGH          RICHMOND          SAN DIEGO          SHANGHAI          TYSONS CORNER          VIRGINIA BEACH           WASHINGTON, DC

Pamela A. Long
May 28, 2010

regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.
     RESPONSE: Prior to the effectiveness of the registration statement, the Company will either (a) arrange to have a representative of FINRA call the Commission to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or (b) send the Commission a copy of the confirmation letter the Company receives from FINRA.
2.	We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective and we may have additional comments.
     RESPONSE: The Company has filed all exhibits with the Form S-1/A that were not previously filed as exhibits to the Form S-1.
3.	Please submit all sales literature to the staff prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.
     RESPONSE: All sales literature that the Company intends to use in connection with the offer and sale of its limited partner units has been submitted to the Staff with this letter.
4.	Please identify your promoters. Refer to Item 404(d) of Regulation S-K.
     RESPONSE: Each of Jeremiah J. Silkowski and Neil A. Roberts would be considered the Company’s promoters. Each of these individuals is identified as the Company’s promoters on pages 2 and 42 of the Form S-1/A.
5.	Please clarify whether you will borrow funds to make investments or will use only proceeds from this offering and funds generated from operations. If you will incur debt to make such investments, please include appropriate disclosure, including risk factors, related to the impact that servicing such debt could have on operations and distributions. We note the disclosure on page 46 regarding leveraged transactions.
     RESPONSE: The Company will not borrow funds to make investments and will only use the proceeds from the offering of its limited partner units and funds generated from

Pamela A. Long
May 28, 2010

operations to make investments. The Company has revised its disclosure on page 47 of the Form S-1/A to delete references to the Company using debt to make investments.
Cover Page
6.	Since the investors’ funds will be held in escrow for what could be a lengthy period, please disclose whether interest will be paid to investors when they are admitted to the partnership.
     RESPONSE: The Company has disclosed on the cover page and pages 5, 8 and 93 of the Form S-1/A that investors will be paid interest in cash on their escrowed subscription proceeds, such interest to be paid once the minimum offering amount is received and they are admitted as limited partners to the partnership or when their funds are returned.
Investor Suitability, page iv
7.	Please add to the third bullet point the length of time investors should be prepared to have their funds tied up.
     RESPONSE: The Company has added disclosure to the third bullet point on page iv of the Form S-1/A that the investors should be prepared to have their funds tied up for approximately seven years.
8.	Please add disclosure to this section that this investment is not appropriate for investors seeking to shelter other sources of income from taxation.
     RESPONSE: The Company has added disclosure in the third paragraph on page iv of the Form S-1/A that this investment is not appropriate for investors seeking to shelter other sources of income from taxation.
Investor Suitability Requirements in Connection with Transfers of Units, page vii
9.	Please include a cross-reference to the later discussion of transfers.
     RESPONSE: The Company has included a cross reference on page vii of the Form S-1/A to the “Risk Factors” and “Summary of our Partnership Agreement — Transfer of Units” sections of the Form S-1/A.

Pamela A. Long
May 28, 2010

Q.3. What are the credits and the terms of the investments that will make up the portfolio?, page ix
10.	Please clarify the concept of “credits.”
     RESPONSE: The Company has revised Q-3 to clarify the concept of credits by revising the question to read as follows: “What is the expected credit quality of the counterparties and what are the terms of the investments that will make up the portfolio?” In addition, the Company has revised the first sentence of A-3 to read as follows: “We will invest in a variety of credit qualities. . .” and the second sentence of A-3 to read as follows: “Our Investment Manager is primarily an asset investor and will look at the underlying credit quality as further investment enhancement.”
Material U.S. Federal Income Tax Consequences, page 5
11.	Please disclose that the discussion is an opinion of counsel.
     RESPONSE: The Company has revised the disclosure across from the heading “Material U.S. Federal Income Tax Consequences” on page 4 of the Form S-1/A to provide that the Company’s counsel, Troutman Sanders LLP, is of the opinion that, based upon the assumptions contained in the opinion (each of which is customary) the Company will be treated as a partnership and not an association taxable as a corporation for federal income tax purposes and that the Company will not be a “publicly traded partnership” within the meaning of Section 7704 of the Internal Revenue Code.
O&O Expense, page 6
12.	Supplementally, please clarify whether this expense related to the offering is subject to FINRA review.
     RESPONSE: The O&O Expense related to the offering is subject to FINRA review.
Our General Partner’s and Investment Manager’s Relationship with Us May be Conflicted, page 6
13.	Please include a cross reference to the discussion of the other funds’ business activities on page 43.

Pamela A. Long
May 28, 2010

     RESPONSE: The Company has included a cross reference on page 7 of the Form S-1/A to the “Other Programs Managed by Our Investment Manager or its Affiliates” section of the Form S-1/A.
Estimated Use of Proceeds, page 9
14.	Please disclose in footnote 1 that this includes reimbursement for expenses related to offering and selling your units.
     RESPONSE: The Company has revised the disclosure in footnote (1) on page 9 of the Form S-1/A to provide that the “Offering and Organization Expenses” include expenses incurred in connection with the offering and the sale of the Company’s limited partner units other than Distribution Expenses.
Risk Factors, page 16
15.	Please consider a risk factor addressing the fact that subscribers may not withdraw their subscription proceeds from the escrow account. We note the disclosure on page 93.
     RESPONSE: The Company has revised its disclosure on page 93 of the Form S-1/A to provide that the subscribers may withdraw their subscription proceeds from the escrow account at any time prior to the initial closing.
Our General Partner and Investment Manager rely heavily on their respective key personnel to manage us, and the loss of such personnel could adversely affect us, page 25
16.	This risk factor appears generic and applicable to any company. Please delete or revise to explain how this risk applies specifically to you.
     RESPONSE: The Company has deleted this risk factor.
Forward-Looking Statements and Associated Risks, page 29
17.	Please discuss all known material risks or delete the statement “Such risks include, but are not limited to...” on page 30.

Pamela A. Long
May 28, 2010

     RESPONSE: When interpreting the so-called “safe harbor” created by the Securities Reform Act of 1995, courts consistently have held that an issuer need not have listed every possible reason that results might differ from those that are expected, or even the particular reason that the results ultimately did differ, but instead must list only those reasons that they considered the most likely. As a result, the proper concept in describing the risks that are listed, in case of the Form S-1/A through reference to the risk factors, is “including.”
Our General Partner or its Affiliates Will Purchase Units as Investors, page 34
18.	We note that your General Partner or its affiliates currently intend to purchase units. Please confirm, if true, that no offers were made prior to this registration statement being filed, subsequent offers were made only with the prospectus and no funds have or will be committed or paid prior to effectiveness of the registration statement.
     RESPONSE: The Company hereby confirms that that no offers were made prior to the Form S-1 being filed, subsequent offers will be made only with the prospectus and no funds have or will be committed or paid prior to effectiveness of the registration statement.
Fiduciary Duty of Our General Partner, page 36
19.	Please compare any provisions of the Delaware Revised Uniform Limited Partnership Act addressing fiduciary duties of your managers with the standards as modified by the partnership agreement. Discuss the specific benefits and detriments to the management resulting from any modification.
     RESPONSE: The Company has added disclosure on pages 36 through 38 of the Form S-1/A comparing those provisions of the Delaware Revised Uniform Limited Partnership Act addressing fiduciary duties of the Company’s managers with the standards as modified by the Company’s partnership agreement. In addition, the Company has added disclosure in the fourth and fifth paragraphs on page 37 of the Form S-1/A that sets forth the specific benefits and detriments to the Company’s management resulting from such modifications.
Industry and Market Data, page 49
20.	Please delete the statement “...estimates and beliefs based on that data, may not be verifiable or reliable” as it suggests that investors are not entitled to rely in information you provide in the prospectus.
     RESPONSE: The Company has deleted the sentence “As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on that data, may not be verifiable or reliable” that appeared on page 49 of the Form S-1.

Pamela A. Long
May 28, 2010

Material U.S. Federal Income Tax Consequences, page 59
21.	Please remove the term “general” from the first sentence and other locations in which counsel is expressing an opinion.
     RESPONSE: The Company has deleted the term “general” that appeared in the first sentence on page 59 of the Form S-1 and in the last paragraph on page 78 of the Form S-1.
22.	Please remove the statement that investors are urged to consult their own tax advisor with respect to the U.S. federal tax consequences.
     RESPONSE: The Company has deleted the statement “Each prospective investor is urged to consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of the purchase, ownership and disposition of our units” that appeared on page 59 of the Form S-1.
23.	Please disclose clearly that the discussion in this section is the opinion of Troutman Sanders LLP.
     RESPONSE: The Company has revised its disclosure on page 60 of the Form S-1/A to clearly state that the discussion is the opinion of Troutman Sanders LLP.
24.	Please remove the statement that “the discussion below assumes that we will be treated as a partnership for federal income tax purposes.”
     RESPONSE: The Company has deleted the statement “the discussion below assumes that we will be treated as a partnership for federal income tax purposes” that appeared on page 59 of the Form S-1.
25.	Where counsel has issued a “more likely than not” opinion please clearly explain the reasons for the doubt and the degree of uncertainty in the opinion and provide risk factor and other disclosure setting forth the risks to investors. Further, please delete the qualifications on page 62 that the IRS should not treat you as a PTP and in the first sentence and in the last paragraph on page 65.
     RESPONSE: The Company’s counsel has not issued a “more likely than not” opinion and has deleted such phrase that appeared on page 59 of the Form S-1. The Company has also deleted the qualification that “The IRS should not treat us as a PTP” that appeared on page 62 of

Pamela A. Long
May 28, 2010

the Form S-1 and in the first sentence of the last paragraph that appeared on page 65 of the Form S-1.
26.	Please disclose the specific code provisions and regulations upon which the opinions are based.
     RESPONSE: The Company has disclosed the specific Code provisions and regulations upon which the opinions are based on pages 61, 63, 65 and 66 of the Form S-1/A.
27.	We note the statement on page 62 that “as long as we are classified as a partnership for federal income tax purposes, we will not be subject to federal income tax.” Please state that the opinion is that you are a partnership for these purposes. We note the statement on page 59.
     RESPONSE: The Company has revised its disclosure on page 63 of the Form S-1/A to clearly state that it will be a partnership for federal income tax purposes.
28.	Please remove the statement on page 78 that the U.S. federal income tax discussion set forth above is included for general information only.
     RESPONSE: The Company has removed the statement “is included for general information only” that appeared on page 78 of the Form S-1.
Escrow Arrangements, page 93
29.	Please clarify what happens to the escrow interest should the offering proceed. For instance, will the interest be added to the subscriber’s deposit and applied to the purchase of additional units, returned in cash, or retained by you for use as proceeds of the offering?
     RESPONSE: The Company has revised its disclosure on page 93 of the Form S-1/A to clarify that if the offering proceeds, the interest accrued on the escrowed funds prior to the initial closing will be paid to the subscribers in cash.
Note 1. Organization and Nature of Operations, page F-4
30.	Please revise your disclosure to clarify, if true, that SQN Alternative Investment Fund III L.P. is not yet publicly registered.

Pamela A. Long
May 28, 2010

     RESPONSE: The Company has revised its disclosure on page F-4 of the Form S-1/A to clarify that the Company is not currently publicly registered.
Note 2. Summary of Significant Accounting Policies, page F-4
31.	Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please revise your disclosure as appropriate. Reference ASU 2010-09.
     RESPONSE: The Company has deleted the subsequent events paragraph that appeared on page F-4 of the Form S-1.
SQN Alternative Investment Fund III, LP
Report of Independent Registered Public Accounting Firm, page F-6
32.	We note the reference to “audits” in the second paragraph of the opinion. Given that only one audit has occurred at this time, please have your accounting firm revise their disclosure.
     RESPONSE: Holtz Rubenstein Reminick LLP has revised their disclosure in the second paragraph of its Report of Independent Registered Public Accounting Firm on page F-6 of the Form S-1/A to reflect that only one audit has occurred.
Note 2. Summary of Significant Accounting Policies, page F-8
33.	We note your intended accounting policy for deferred charges. Costs directly attributable to a proposed offering may be deferred prior to the offering, but should be expensed against gross proceeds once an offering occurs. Start-up and organizational costs should be expensed as incurred. Please revise your planned accounting policy as appropriate. Reference SAB Topic 5A and ASC 720.

Pamela A. Long
May 28, 2010

     RESPONSE: The Company has revised its disclosure on page F-8 of the Form S-1/A to provide that deferred offering costs include legal fees and other direct costs incurred that are directly related to the proposed offering of limited partner units of the Company are deferred prior to the offering and will be charged against gross proceeds once the offering occurs, and start-up and organizational costs are expensed as incurred.
34.	Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please revise your disclosure as appropriate. Reference ASU 2010-09.
     RESPONSE: The Company has deleted the subsequent events paragraph that appeared on page F-8 of the Form S-1.
Undertakings, page II-2
35.	Please include the undertaking required by Item 512(f) of Regulation S-K as this undertaking is not limited to firm commitment undertakings but rather applies to all underwritten offerings, which includes “best efforts” and “minimum-maximum” offerings.
     RESPONSE: The Company has included the undertaking required by Item 512(f) of Regulation S-K on page II-4 of the Form S-1/A.
* * * *
     In the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Pamela A. Long
May 28, 2010

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the Form S-1/A or the responses included in this letter, please do not hesitate to contact the undersigned at (212) 704-6030.

Sincerely,
/s/ Joseph Walsh

Joseph Walsh

Enclosure

cc:	Tricia Armelin US Securities and Exchange Commission

Jeanne Baker US Securities and Exchange Commission

Craig Slivka US Securities and Exchange Commission

Jeremiah J. Silkowski SQN Capital Management, LLC

Brinkley Dickerson, Esq. Troutman Sanders LLP

John Leonti, Esq. Troutman Sanders LLP